UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 11, 2020 titled “Arcos Dorados Reports Third Quarter 2020 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 12, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2020 FINANCIAL RESULTS

•	The Company is solidly in the Recovery Phase of its Plan, with September systemwide comparable sales already at about 85% of the prior year

•	Drive-Thru and Delivery posted record sales in the quarter, growing 54% and 180% in constant currency versus the prior year, respectively

•	Adjusted EBITDA reached $25.8 million in the quarter, positive in all Divisions, benefitting from better sales and effective cost and expense management initiatives

•	Operating cash flow generation of $28.6 million in the quarter and strengthened balance sheet following the recent liability management transactions

Montevideo, Uruguay, November 11, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended September 30, 2020.

Third Quarter 2020 Highlights – Excluding Venezuela

•	Consolidated revenues were 37.7% lower in US dollars and 24.5% on a constant currency basis[1], versus the prior year.

•	Systemwide comparable sales[1] declined 27.2% versus the prior year, which included strong sequential monthly improvement throughout the quarter.

•	All four Divisions contributed to a positive Consolidated Adjusted EBITDA[1] margin of 5.5%, compared to (14.3)% in 2Q20 and 10.2% in 3Q19.

•	Basic net loss was $(0.14) per share, compared to basic net income of $0.13 per share in the prior year quarter.

•	Net Debt to Adjusted EBITDA ratio was 4.7x at the end of the third quarter, versus 3.4x and 1.6x at the end of June 2020 and December 2019, respectively.

•	Approximately 99% of the Company’s systemwide restaurants were operating as of the date of this release, with approximately 70% operating all sales segments.

1 For definitions please refer to page 14 of this document

“By focusing on the Three D’s of our business – Drive-Thru, Delivery and Digital – and taking proactive management steps to reduce costs and stabilize cash flows, we quickly started rebuilding the momentum that marked the start of 2020. We are now solidly in the Recovery Phase of our plan and managing through the current crisis. Sales trends have improved sequentially and consistently in each of our markets while profitability, measured in US GAAP, also rebounded during the third quarter. Not only did we generate positive Adjusted EBITDA in each of our operating Divisions as well as at the consolidated level, but we also generated positive operating cash flows, especially in Brazil and our ‘hard currency’ markets in the Caribbean division,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“We achieved this turnaround with the hard work of our people, the superiority of our Brand and restaurant portfolio and the return of our guests, who feel safe coming back to our restaurants thanks to our unmatched McProtegidos, or McSafe, program. We have only begun to scratch the surface of what we can do with our industry-leading work in the digital arena, which already contributed 40% of our systemwide sales in both the second and third quarters of this year. Our leadership in the Digital space has also supported important market share gains across the region. In other words, our long-term strategic approach to growth and brand building, which paid off last year and is getting us through the crisis this year, will also support the consolidation of our leadership position as we head into the Full Revival Phase of our plan next year,” he concluded.

Third Quarter 2020 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,239				2,257

Sales by Company-operated Restaurants	713.2	(92.5)	(172.4)	(1.3)	447.0	-37.3%
Revenues from franchised restaurants	36.8	(5.9)	(10.9)	(0.2)	19.8	-46.1%
Total Revenues	750.0	(98.4)	(183.3)	(1.5)	466.8	-37.8%

Adjusted EBITDA	75.0	(4.5)	(45.8)	0.3	25.0	-66.6%
Adjusted EBITDA Margin	10.0%				5.4%
Net income (loss) attributable to AD	24.4	11.0	(65.1)	0.0	(29.6)	-221.6%
No. of shares outstanding (thousands)	204,069				204,797
EPS (US$/Share)	0.12				(0.14)

(3Q20 = 3Q19 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: There were no material variations.

Excluded from Adjusted EBITDA: The positive variation is mainly explained by an insurance recovery in the SLAD division, and lower expense from property and equipment write off, versus the third quarter of last year.

Third quarter net loss attributable to the Company totaled $(29.6) million, compared to net income of $24.4 million in the same period of 2019. Arcos Dorados’ reported loss per share of $(0.14) in the third quarter of 2020 compared to earnings of $0.12 per share in the corresponding 2019 period. Total weighted average shares for the third quarter of 2020 amounted to 205,990,486 compared to 204,069,355 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,119			2,143

Sales by Company-operated Restaurants	711.1	(92.5)	(172.4)	446.2	-37.3%	-24.2%
Revenues from franchised restaurants	36.5	(5.9)	(10.9)	19.7	-45.9%	-29.9%
Total Revenues	747.6	(98.4)	(183.3)	465.9	-37.7%	-24.5%
Systemwide Comparable Sales						-27.2%
Adjusted EBITDA	76.1	(4.5)	(45.8)	25.8	-66.1%	-60.2%
Adjusted EBITDA Margin	10.2%			5.5%		0.0%
Net income (loss) attributable to AD	25.8	11.0	(65.1)	(28.2)	-209.6%	-252.7%
No. of shares outstanding (thousands)	204,069			204,797
EPS (US$/Share)	0.13			(0.14)

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars decreased 37.7% year-over-year, due to a 24.5% decline in constant currency, from the impact of the COVID-19 pandemic, as well as the significant average depreciation of key local currencies, including the Brazilian real, the Argentine peso and the Mexican peso.

The percentage of restaurants operating at least one sales segment continued to increase sequentially from 55% at the end of the first quarter to 88% and 95% at the end of the second and third quarters, respectively. The steady re-opening of restaurants across all divisions, combined with the strong growth in the Company’s Drive-thru and Delivery segments, drove the sequential improvement of systemwide comparable sales over the course of the quarter, from a decline of 40.7% in June to a decline of 15.9% in September. Systemwide comparable sales for the quarter were down 27.2%.

Comparable sales returned to growth versus the prior year in the Company’s free-standing restaurants beginning in September, including in Brazil and in many of the markets of the Caribbean division, where the Company benefits from its best in class footprint of free-standing restaurants. In compliance with applicable protocols, many of the free-standing restaurant dining rooms have been reopened, while sales and guest traffic in mall and food court restaurants remained challenging due to limited operating hours and closed seating areas in most malls.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 3Q20 Adjusted EBITDA

Third quarter consolidated Adjusted EBITDA, excluding Venezuela, reached $25.8 million, and was positive in all four divisions, despite the impact of the COVID-19 pandemic. Adjusted EBITDA margin was down 4.7 percentage points versus the prior year driven by the year-over-year decline in sales, but improved by a notable 19.8 percentage points compared with the second quarter of 2020, which was the peak of the crisis.

Consolidated G&A expenses decreased 24.9% year-over-year in US dollars, or 8.2% in constant currency terms, despite weighted inflation on G&A of 9.8%.

Non-operating Results

Arcos Dorados’ non-operating results for the third quarter, excluding Venezuela, included an $8.6 million non-cash foreign currency exchange loss, compared to a non-cash gain of $4.9 million in the same period of 2019. This year’s loss mainly reflects the impact of the depreciation of the Brazilian real, as well as other currencies, on intercompany balances. Additionally, the $4.9 million gain recorded last year included a gain related to Argentina’s highly inflationary status. The Company also recorded a non-cash gain of $5.1 million, related to transactions with certain securities. Net interest expense was $2.5 million higher year-over-year. Excluding Venezuela, the Company estimated income tax expenses of $7.1 million in the third quarter, compared to $10.4 million in the prior-year period.

Third quarter net loss attributable to the Company, excluding Venezuela, totaled $(28.2) million, compared to net income of $25.8 million in the prior year period. Net loss per share of $(0.14) in the third quarter 2020, excluding Venezuela, compared to earnings per share of $0.13 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	984			1,023

Total Revenues	346.2	(67.8)	(86.0)	192.4	-44.4%	-24.8%
Systemwide Comparable Sales						-26.2%
Adjusted EBITDA	57.5	(7.5)	(28.5)	21.5	-62.6%	-49.6%
Adjusted EBITDA Margin	16.6%			11.2%	-5.4%

As reported revenues decreased 44.4%, due the challenging operating environment, in addition to the 26% year-over-year average depreciation of the Brazilian real against the US dollar. Systemwide comparable sales decreased 26.2%, with a strong sequential improvement over the course of the quarter, from a decline of 39.1% in June to a decline of 14.5% in September.

Almost 55% of the division’s restaurants are street-facing, which includes more than 460 free-standing restaurants, or 3.0 times as many as its closest competitor. Nearly all free-standing restaurants remained open during the quarter and returned to positive comparable sales growth starting in September. Performance in the Company’s mall-based restaurants was challenging due to capacity and operating hour restrictions. The Brazil division was operating 99% of its restaurants at the end of the quarter with 60% operating all sales segments.

Marketing activities for the third quarter focused on celebrating the Company’s iconic products such as the “Big Mac #1” campaign, which received strong consumer response with promotional items lasting just ten days compared to the original six-week plan. Also, during the quarter, the Company continued strengthening the Drive-thru segment, which grew 52% in constant currency versus the prior year, by offering exclusive promotions and dedicated media. Digital sales also expanded significantly versus the prior year, representing 46% of systemwide sales, through segmented offers and promotions. The McDonald’s App added new functionalities, such as the ability to order through the WhatsApp platform using artificial intelligence to interact with guests as well as Mobile Order and Pay, all of which will reinforce its place as the undisputed leader in mobile Apps in the Brazilian restaurant industry. Delivery continued to be a key sales driver in constant currency, growing about 22% versus the second quarter of 2020 and 147% versus the prior year quarter despite a relatively high base.

As reported Adjusted EBITDA rebounded strongly from the second quarter, reaching $21.5 million. The result was 62.6% lower year-over-year, or 49.6% in constant currency terms, reflecting the continued impact of COVID-19 in the period. Adjusted EBITDA margin was down 5.4 percentage points as the decline in sales outpaced the reduction in costs and expenses during the quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	525			513

Total Revenues	110.0	(4.7)	(37.0)	68.3	-37.9%	-33.6%
Systemwide Comparable Sales						-35.6%
Adjusted EBITDA	10.7	0.2	(10.2)	0.7	-93.1%	-95.1%
Adjusted EBITDA Margin	9.8%			1.1%	-8.7%

As reported revenues decreased 37.9%, due to the difficult operating environment. Systemwide comparable sales decreased 35.6%, with a strong sequential improvement over the course of the quarter, from a decline of 43.9% in June to a decline of 25.0% in September.

Above 93% of the division’s restaurants were operational at the end of the third quarter with 67% operating all sales segments. Around one third of the restaurants in Panama were still closed at the end of the quarter, since shopping malls had not yet reopened in the country.

During the third quarter, restrictions on mobility began to ease and front counter sales began to recover. However, Drive-thru and Delivery segments continued being the key business pillars for NOLAD. The Company continued fueling both segments through exclusive marketing programs and promotions, as well as through improved operations.

Marketing campaigns for the quarter were focused on its core products and the “Happy Week” designed to drive sales leveraging the Company’s digital and CRM capabilities. One week per month, customers receive offers and news about the Company’s iconic products, creating sales peaks while generating brand excitement through “Feel Good” moments. This digital program resulted in a sales boost in the three countries. The Company continued promoting family bundles and special packs for group occasions. Finally, the Company executed the McProtegidos program with excellence across the division, which remained an important factor in consolidating McDonald’s as the most trusted brand in the restaurant industry.

As reported Adjusted EBITDA was positive in the quarter, reaching $0.7 million. The result represents a year-over-year decline of 93.1%, or 95.1% in constant currency terms. Adjusted EBITDA margin fell 8.7 percentage points as the decline in sales outpaced the reduction in costs and expenses during the quarter.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q20 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	395			397

Total Revenues	195.3	(24.9)	(72.6)	97.8	-49.9%	-37.2%
Systemwide Comparable Sales						-37.8%
Adjusted EBITDA	18.9	0.0	(16.2)	2.7	-85.8%	-86.0%
Adjusted EBITDA Margin	9.7%			2.8%	-6.9%

As reported revenues decreased 49.9%, due largely to continued operational restrictions, in addition to the 31% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales decreased 37.8%, with a strong sequential improvement over the course of the quarter, from a decline of 54.4% in June to a decline of 26.6% in September.

The SLAD division was operating above 90% of its restaurants at the end of the quarter, and 30% were operating all sales segments.

Marketing activities for the third quarter included the launch of the “Happy Week” program. The Company continued bringing product innovation to guests with the launch of the Grand McBacon and Extra McNifica Core Extensions, in all five markets. The Company also strengthened the Drive-thru channel with the launch of the new “Drive-Thru VIP Club” loyalty program. After only a few weeks there were already 350 thousand new registered users.

As reported Adjusted EBITDA reached a positive $2.7 million. The result was 85.8% lower versus the prior year, or 86.0% in constant currency terms. Adjusted EBITDA margin was down 6.9 percentage points as the decline in sales outpaced the reduction in most costs and expenses during the quarter.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q20 (a+b+c+d)	% As Reported
Total Restaurants (Units)	335				324

Total Revenues	98.5	(0.9)	12.2	(1.5)	108.3	9.9%

Adjusted EBITDA	3.8	0.2	6.7	0.3	11.0	192.2%
Adjusted EBITDA Margin	3.8%				10.2%	6.3%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	3Q19 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q20 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	215			210

Total Revenues	96.1	(0.9)	12.2	107.4	11.7%	12.7%
Systemwide Comparable Sales						1.0%
Adjusted EBITDA	4.9	0.2	6.7	11.8	139.0%	136.6%
Adjusted EBITDA Margin	5.1%			11.0%	5.9%

Revenues in the Caribbean division, excluding Venezuela, increased 11.7% in US dollars, or 12.7% in constant currency terms. Systemwide comparable sales increased 1.0%, with a strong sequential improvement over the course of the quarter, from a decline of 17.2% in June to a positive 9.9% in September.

At the end of the quarter, 100% of the division’s restaurants were operational, with 90% operating all sales segments. Free-standing restaurants, which represent 72% of the division’s footprint, continued generating positive sales growth versus the prior year. Strong results in the Caribbean division were also supported by the 100% company-operated market, in Puerto Rico.

Marketing activities included the expansion of the value platform in Colombia and continued bringing product innovations in Puerto Rico, to accelerate traffic during key dayparts such as breakfast and lunch. Also in the quarter, the Company continued focusing on the Drive-thru segment, with significant improvements in operations and reduced service time, enhancing the customer experience and making this channel a powerful sales growth engine. Delivery was another key contributor to sales growth in the quarter, which included the launch of “Pollo McCrispy”, an exclusive virtual store for chicken products with one of the Company’s delivery aggregators. Finally, the McProtegidos program solidified McDonald’s restaurants’ position as the safest place to eat and work.

As reported Adjusted EBITDA reached $11.8 million, growing 139% year-over-year, or 136.6% in constant currency terms. Adjusted EBITDA margin expanded 5.9 percentage points to 11.0% with efficiencies in almost all cost line items. Notably, the bulk of this Adjusted EBITDA generation was in the Division’s US dollar and euro markets.

New Unit Development

Figure 8. Total Restaurants (eop)*
	September 2020	June 2020	March 2020	December 2019	September 2019
Brazil	1,023	1,024	1,025	1,023	984
NOLAD	513	530	531	530	525
SLAD	397	402	406	404	395
Caribbean	324	335	336	336	335
TOTAL	2,257	2,291	2,298	2,293	2,239
* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	555	468	611	412	79	2,008
NOLAD	314	199	353	160	13	610
SLAD	232	165	345	52	125	388
Caribbean	256	68	272	52	34	344
TOTAL	1,357	900	1,581	676	251	3,350
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 73 new restaurants during the twelve-month period ended September 30, 2020. At the end of the third quarter, the Company had 729 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $136.5 million as of September 30, 2020. The Company’s total financial debt (including derivative instruments) was $661.1 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $524.6 million, while the Net Debt/Adjusted EBITDA ratio was 4.7x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	September 30	December 31
	2020	2019
Cash & cash equivalents (i)	136,506	121,905
Total Financial Debt (ii)	661,069	595,781
Net Financial Debt (iii)	524,563	473,876
Total Financial Debt / LTM Adjusted EBITDA ratio	6.0	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	4.7	1.6

(i) Cash & cash equivalents includes Short-term investment

(ii) Total financial debt includes long-term debt, short-term debt, and derivative instruments (including the asset portion of derivatives amounting to $126.1 million and $57.8 million as a reduction of financial debt as of September 30, 2020 and December 31, 2019, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash generated from operating activities for the three months ended September 30, totaled $28.6 million, while cash used in net investing activities totaled $11.3 million. Capital expenditures in the quarter totaled $12.3 million, compared to $73.5 million in the previous year’s period. Net cash used in financing activities was $1.7 million.

First Nine Months 2020

Excluding the Venezuelan operation and for the nine months ended September 30, 2020, the Company’s revenues, in US dollars, decreased by 37.4% to $1.4 billion, impacted by the COVID-19 pandemic and the depreciation of several of the region’s key currencies. This led to a significant de-leveraging of the Company’s costs and expenses, resulting in a consolidated EBITDA margin contraction of 7.9 percentage points to 1.0%.

Year-to-date consolidated net loss amounted to $(166.0) million, compared with net income of

$51.3 million in the first nine months of 2019.

Net cash used in operating activities for the nine months totaled $50.2 million, while cash used in net investing activities totaled $63.7 million. Capital expenditures for the first nine months totaled $64.8 million, compared to $167.1 million in the previous year’s period. Net cash provided by financing activities was $140.7 million, which included $153.4 million of the reopening of the 2027 Notes, that were mainly used to repay short-term borrowings.

Recent Developments

Reopening of 2027 Note

On September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were mainly used to fully repay short-term indebtedness. This was the lowest, fixed-rate cost of debt, with a yield to maturity of 5.46%, in the Company’s history.

Exchange of 2023 Notes

On September 15, 2020, the Company launched an offer to exchange any and all of its 2023 Notes for an additional issuance of 2027 Notes, that expired on October 13, 2020. As a result of the exchange, $138,354,000 aggregate principal amount of 2027 Notes were issued in exchange for $131,476,000 aggregate principal amount of 2023 Notes. The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt, which rose to 5.3 years from 3.8 years previously.

Annual General Shareholder’s Meeting (AGM)

On October 30, 2020, the Board of Directors set the date for the Company's Annual Shareholders’ Meeting. The AGM will be held on November 20, 2020, in Buenos Aires, Argentina, at 10:00 a.m. (local time), for all shareholders of record as of November 9, 2020. AGM materials are available on the investor relations website: www.arcosdorados.com/ir

Investor Relations Contact

Dan Schleiniger

VP of Investor Relations

Arcos Dorados

daniel.schleiniger@ar.mcd.com

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Media Contact

David Grinberg

VP of Corporate Communications

Arcos Dorados

david.grinberg@br.mcd.com

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarter-end financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 09/30/2020). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Third Quarter 2020 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Third Quarter 2020 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	446,977	713,207	1,314,221	2,096,987
Revenues from franchised restaurants	19,821	36,762	62,606	107,725
Total Revenues	466,799	749,969	1,376,827	2,204,712
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(158,289)	(256,189)	(471,791)	(751,807)
Payroll and employee benefits	(95,543)	(142,474)	(301,527)	(427,289)
Occupancy and other operating expenses	(144,338)	(201,407)	(458,060)	(598,552)
Royalty fees	(26,402)	(38,656)	(77,071)	(116,419)
Franchised restaurants - occupancy expenses	(10,825)	(17,793)	(30,776)	(53,501)
General and administrative expenses	(38,561)	(51,354)	(124,608)	(157,214)
Other operating income (expenses), net	3,100	149	(1,466)	(619)
Total operating costs and expenses	(470,858)	(707,724)	(1,465,299)	(2,105,401)
Operating (loss) income	(4,059)	42,245	(88,472)	99,311
Net interest expense	(15,024)	(12,524)	(44,252)	(38,200)
Gain (loss) from derivative instruments	79	2,219	(383)	1,789
Gain from securities	5,118	-	18,070	-
Foreign currency exchange results	(8,555)	4,467	(44,995)	10,115
Other non-operating expenses, net	(111)	(2,216)	(132)	(2,313)
Income before income taxes	(22,552)	34,191	(160,164)	70,702
Income tax expense	(7,049)	(9,793)	(11,344)	(23,650)
Net (loss) income	(29,601)	24,398	(171,508)	47,052
Net (loss) income attributable to non-controlling interests	(10)	(46)	20	(115)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(29,611)	24,352	(171,488)	46,937
Earnings per share information ($ per share):
Basic net income per common share	-0.14	0.12	-0.84	0.23
Weighted-average number of common shares outstanding-Basic	205,990,486	204,069,355	204,796,984	203,981,893
Adjusted EBITDA Reconciliation
Operating income	(4,059)	42,245	(88,472)	99,311
Depreciation and amortization	30,841	30,400	96,463	89,670
Operating charges excluded from EBITDA computation	(1,746)	2,320	2,660	2,419
Adjusted EBITDA	25,036	74,965	10,651	191,400
Adjusted EBITDA Margin as % of total revenues	5.4%	10.0%	0.8%	8.7%

Third Quarter 2020 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Third Quarter 2020 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2020	2019	2020	2019
REVENUES
Sales by Company-operated restaurants	446,182	711,138	1,311,716	2,089,841
Revenues from franchised restaurants	19,724	36,462	62,296	106,726
Total Revenues	465,906	747,600	1,374,012	2,196,567
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(158,259)	(255,817)	(471,515)	(751,182)
Payroll and employee benefits	(95,374)	(142,269)	(300,714)	(426,516)
Occupancy and other operating expenses	(143,624)	(200,257)	(455,767)	(594,949)
Royalty fees	(26,402)	(38,656)	(77,071)	(116,419)
Franchised restaurants - occupancy expenses	(10,760)	(17,673)	(30,489)	(53,133)
General and administrative expenses	(37,822)	(50,379)	(122,347)	(153,991)
Other operating (expenses) income, net	3,813	1,281	1,207	3,304
Total operating costs and expenses	(468,429)	(703,770)	(1,456,695)	(2,092,886)
Operating (loss) income	(2,522)	43,830	(82,682)	103,681
Net interest expense	(15,024)	(12,524)	(44,255)	(38,200)
Gain (loss) from derivative instruments	79	2,219	(383)	1,789
Gain from financial instruments	5,118	-	18,070	-
Foreign currency exchange results	(8,634)	4,857	(45,185)	10,640
Other non-operating (loss) expenses, net	(111)	(2,217)	(132)	(2,313)
Income before income taxes	(21,095)	36,165	(154,567)	75,597
Income tax expense	(7,123)	(10,367)	(11,403)	(24,214)
Net (loss) income	(28,218)	25,798	(165,970)	51,383
Net (loss) income attributable to non-controlling interests	(10)	(46)	20	(115)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(28,228)	25,752	(165,950)	51,268
Earnings per share information ($ per share):
Basic net income per common share	$ (0.14)	$ 0.13	$ (0.81)	$ 0.25
Weighted-average number of common shares outstanding-Basic	205,990,486	204,069,355	204,796,984	203,981,893
Adjusted EBITDA Reconciliation
Operating income	(2,522)	43,830	(82,682)	103,681
Depreciation and amortization	30,350	29,977	95,284	88,383
Operating charges excluded from EBITDA computation	(2,023)	2,319	1,551	2,420
Adjusted EBITDA	25,805	76,126	14,153	194,484
Adjusted EBITDA Margin as % of total revenues	5.5%	10.2%	1.0%	8.9%

Third Quarter 2020 Results by Division

(In thousands of U.S. dollars)

Figure 13. Third Quarter 2020 Consolidated Results by Division (In thousands of U.S. dollars)
	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	September 30,		/	Currency	September 30,		/	Currency
	2020	2019	(Decr)	Incr/(Decr)%	2020	2019	(Decr)	Incr/(Decr)%
Revenues
Brazil	192,402	346,201	-44.4%	-24.8%	609,017	1,016,264	-40.1%	-23.9%
Caribbean	108,257	98,463	9.9%	n/a	261,110	297,922	-12.4%	n/a
Caribbean - Excl. Venezuela	107,364	96,093	11.7%	22.5%	258,292	289,777	-10.9%	-2.0%
NOLAD	68,326	110,027	-37.9%	-33.6%	216,302	316,828	-31.7%	-29.4%
SLAD	97,814	195,277	-49.9%	-37.2%	290,398	573,698	-49.4%	-32.9%
TOTAL	466,799	749,968	-37.8%	n/a	1,376,827	2,204,712	-37.6%	n/a
TOTAL - Excl. Venezuela	465,906	747,598	-37.7%	-24.5%	1,374,010	2,196,567	-37.4%	-25.1%

Operating Income (loss)
Brazil	7,676	41,633	-81.6%	-75.5%	(2,370)	102,212	-102.3%	-107.9%
Caribbean	4,959	(767)	-745.7%	n/a	(5,244)	(2,105)	149.3%	n/a
Caribbean - Excl. Venezuela	6,496	815	697.0%	2271.7%	544	2,265	-76.0%	-87.7%
NOLAD	(5,227)	5,516	-194.8%	-205.7%	(15,736)	10,611	-248.3%	-272.8%
SLAD	463	11,408	-95.9%	-97.7%	(27,846)	32,308	-186.2%	-215.4%
Corporate and Other	(11,932)	(15,543)	23.2%	4.4%	(37,276)	(43,716)	0.0%	0.0%
TOTAL	(4,061)	42,247	-109.6%	n/a	(88,472)	99,310	-189.1%	n/a
TOTAL - Excl. Venezuela	(2,524)	43,829	-105.8%	-108.9%	(82,684)	103,680	-179.7%	-208.7%

Adjusted EBITDA
Brazil	21,507	57,481	-62.6%	-49.6%	43,578	148,583	-70.7%	-65.6%
Caribbean	11,018	3,771	192.2%	n/a	12,817	11,910	7.6%	n/a
Caribbean - Excl. Venezuela	11,787	4,933	139.0%	381.4%	16,313	14,996	8.8%	11.2%
NOLAD	737	10,733	-93.1%	-95.1%	1,760	26,482	-93.4%	-100.0%
SLAD	2,691	18,885	-85.8%	-86.0%	(13,436)	49,151	-127.3%	-141.1%
Corporate and Other	(10,919)	(15,905)	31.3%	15.1%	(34,068)	(44,727)	0.0%	0.0%
TOTAL	25,034	74,965	-66.6%	n/a	10,651	191,399	-94.4%	n/a
TOTAL - Excl. Venezuela	25,803	76,127	-66.1%	-60.2%	14,147	194,485	-92.7%	-98.6%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
3Q20	5.38	22.06	73.27
3Q19	3.97	19.44	50.40
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	September 30	December 31
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	136,506	121,880
Short-term investment	-	25
Accounts and notes receivable, net	74,347	99,862
Other current assets (1)	150,298	183,601
Total current assets	361,151	405,368
Non-current assets
Property and equipment, net	762,795	960,986
Net intangible assets and goodwill	34,176	43,044
Deferred income taxes	44,475	68,368
Derivative instruments	125,406	57,828
Leases right of use assets, net	746,814	922,165
Other non-current assets (2)	73,619	99,926
Total non-current assets	1,787,285	2,152,317
Total assets	2,148,436	2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	174,379	259,577
Taxes payable (3)	76,138	123,805
Accrued payroll and other liabilities	84,073	86,379
Other current liabilities (4)	58,322	27,068
Provision for contingencies	1,956	2,035
Financial debt (5)	15,842	26,436
Operating lease liabilities	54,679	70,147
Total current liabilities	465,389	595,447
Non-current liabilities
Accrued payroll and other liabilities	19,065	23,497
Provision for contingencies	22,670	24,123
Financial debt (6)	771,323	627,173
Deferred income taxes	3,155	4,297
Operating lease liabilities	711,208	861,582
Total non-current liabilities	1,527,421	1,540,672
Total liabilities	1,992,810	2,136,119
Equity
Class A shares of common stock	386,601	383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,337	13,375
Retained earnings	269,144	471,149
Accumulated other comprehensive losses	-605,189	(519,505)
Common stock in treasury	-39,547	(60,000)
Total Arcos Dorados Holdings Inc shareholders’ equity	155,261	421,138
Non-controlling interest in subsidiaries	365	428
Total equity	155,626	421,566
Total liabilities and equity	2,148,436	2,557,685

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Instruments".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".